SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BALLANTYNE STRONG, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

058516105
(CUSIP Number)

Howard A. Steinberg

c/o Steinberg Capital Management of Nevada, Inc.

2235 E. Flamingo Road, Suite 152

Las Vegas, Nevada 89119

(305) 710-5997

Brandon M. Steinberg

c/o Steinberg Capital Management of Nevada, Inc.

2235 E. Flamingo Road, Suite 152

Las Vegas, Nevada 89119

(954) 895 0253

With a copy to:

Rose M. Schindler

Greenspoon Marder PA

2255 Glades Road, Suite 400E

Boca Raton, FL 3343

(561) 322-2979

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 26, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Howard A. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,000
	8	SHARED VOTING POWER 26,506
	9	SOLE DISPOSITIVE POWER 30,000
	10	SHARED DISPOSITIVE POWER 26,506

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 56,506
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.39%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Joelle Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 19,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Brandon M. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,779
	8	SHARED VOTING POWER 7,506
	9	SOLE DISPOSITIVE POWER 1,779
	10	SHARED DISPOSITIVE POWER 7,506

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 9,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Spencer Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Steinberg Capital Management of Nevada, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 058516105	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Steinberg Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Related Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON Spirit Investment Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 10 of 14 Pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on June 6, 2018 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company” or “Ballantyne Strong”). As amended and supplemented by this Amendment No. 3, the Schedule 13D reflects the purchase of 986,747 shares of Ballantyne Strong Inc., owned by the Reporting Persons, by Fundamental Global Investors, LLC, in a private transaction at a price per share of $4.1625 for a total purchase price of $4,107,334.39.00. The transaction leaves the Reporting Persons with 58,285 shares, below the reporting threshold on Form 13D. Based on the 14,443,924 shares as of July 31, 2018 as reported on the 10-Q filed August 8, 2018, the Reporting Persons own 0.40% following this transaction.

Item 2. Identity and Background.

This Statement is filed by (i) Howard A. Steinberg, (ii) Joelle Steinberg, (iii) Brandon M. Steinberg, (iv) Spencer Steinberg, (v) Steinberg Capital Management of Nevada, Inc. (“SCMN”), a Nevada corporation, (vi) Steinberg Family Limited Partnership, a Nevada limited partnership, (vii) Related Investment Group, LP, a Nevada limited partnership, and (viii) Spirit Investment Group, LP, a Nevada limited partnership.

The foregoing persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of SCMN is serving as the general partner of private family investment funds. SCMN is the general partner of Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP, the principal business of each of which is to serve as a family investment partnership. Mr. Howard Steinberg’s principal occupation is serving as the President of SCMN. Ms. Steinberg’s principal occupation is serving as Secretary and Treasurer of SCMN. Mr. Brandon Steinberg was formerly employed as a Financial Analyst with Ballantyne Strong. Mr. Brandon Steinberg currently serves as Director and Vice President of SCMN. Mr. Spencer Steinberg’s principal occupation is serving as a private investor. Messrs. Howard Steinberg, Brandon Steinberg and Spencer Steinberg and Ms. Steinberg are U.S. citizens.

The Company reports that it is a holding company with diverse business activities focused on serving the cinema, retail, financial, and government markets. The Company also reports that it and its wholly owned subsidiaries design, integrate, and install technology solutions for a broad range of applications; develop and deliver out-of-home messaging, advertising and communications; manufacture projection screens; and provide managed services including monitoring of networked equipment to its customers.

The principal business address of SCMN, Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP is 2235 E. Flamingo Road, Suite 152, Las Vegas, Nevada 89119. The principal business address of Mr. Howard Steinberg, Ms. Joelle Steinberg and Mr. Spencer Steinberg is 16441 NE 31 Avenue, North Miami Beach, Florida 33160. Mr. Brandon Steinberg’s principal business address is 16441 NE 31 Avenue, North Miami Beach, Florida 33160.

CUSIP No. 058516105	13D	Page 11 of 14 Pages

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total purchase price received for the 986,747 shares sold by the Reporting Persons was $4,107,334.39 paid in full by Fundamental Global Investors, LLC.

Item 4. Purpose of Transaction.

The Reporting Persons sold the shares for personal reasons. The Reporting Persons agreed not to acquire additional shares of Ballantyne Strong Inc. common stock but may dispose of some or all of the remaining 58,285 shares of Common Stock still held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially owned prior to this private sale in the aggregate 1,045,032 shares of Common Stock, which represented approximately 7.0% of the Company’s outstanding shares of Common Stock.

Each of the Reporting Persons beneficially owned the number of shares of Common Stock set forth in the applicable table set forth on the cover page to this Statement. Mr. Howard Steinberg and Ms. Joelle Steinberg held shares of Common Stock directly as tenants in the entirety and through IRAs. Mr. Brandon Steinberg held shares of Common Stock directly and through an IRA and 401(k) account. Mr. Howard Steinberg beneficially owned shares held by Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP through his position as President of SCMN, the general partner of such limited partnerships. Mr. Howard Steinberg also beneficially owned shares of Common Stock held in Ms. Joelle Steinberg’s IRA, over which he has voting and dispositive power, shares of Common Stock held in Mr. Brandon Steinberg’s direct account and IRA, over which he has voting and dispositive power, shares of Common Stock held in Mr. Spencer Steinberg’s direct account, over which he has voting and dispositive power, and shares of Common Stock held by family trusts for which he has voting and/or dispositive power. SCMN, as the general partner of Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP, may be deemed to be the beneficial owner of the shares of Common Stock held by such limited partnerships.

Each percentage ownership of Common Stock set forth in this Statement was based on the 14,443,924 shares of Common Stock reported by the Company as outstanding as of July 31, 2018 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2018.

CUSIP No. 058516105	13D	Page 12 of 14 Pages

(b) Mr. Howard Steinberg has sole voting and dispositive power over shares of Common Stock held by him in an IRA and shared voting and/or dispositive power over shares held in trusts for the benefit of family members. Mr. Howard Steinberg has shared voting and dispositive power over the shares held by each of Steinberg Family Limited Partnership, Related Investment Group, LP, and Spirit Investment Group, LP with such limited partnerships and their general partner as the President of such general partner. Mr. Howard Steinberg and Ms. Joelle Steinberg have shared voting and dispositive power over the shares held by them as tenants in the entirety and in Ms. Steinberg’s IRA, over which Mr. Howard Steinberg has voting and dispositive authority. Mr. Howard Steinberg and Mr. Brandon Steinberg have shared voting and dispositive power over shares of Common Stock held by Mr. Brandon Steinberg directly and through an IRA, over both of which Mr. Howard Steinberg has voting and dispositive authority. Mr. Howard Steinberg and Mr. Spencer Steinberg have shared voting and dispositive power over shares of Common Stock held by Mr. Spencer Steinberg directly, over which Mr. Howard Steinberg has voting and dispositive authority. Mr. Brandon Steinberg has sole voting and dispositive power over the shares held in his 401(k) account.

(c) The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the private transaction described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 26, 2018, the Reporting Persons sold to Fundamental Global Investors, LLC, a total of 986,747 shares of Ballantyne Strong Inc. in a private transaction. Pursuant to the agreement, the Reporting Persons agreed not to purchase any additional Common Shares but reserved the right to sell some or all of the remaining Common Shares. Fundamental Global Investors is a large investor in the Company and its Managing Member is affiliated with the Company as an Officer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 1, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: October 31, 2018

/s/ Howard A. Steinberg
HOWARD A. STEINBERG

/s/ Joelle Steinberg
JOELLE STEINBERG

/s/ Brandon M. Steinberg
BRANDON M. STEINBERG

/s/ Spencer Steinberg
SPENCER STEINBERG

STEINBERG CAPITAL MANAGEMENT OF NEVADA, INC.

/s/ Howard A. Steinberg
Howard A. Steinberg President

STEINBERG FAMILY LIMITED PARTNERSHIP, by Steinberg Capital Management of Nevada, Inc., its general partner

/s/ Howard A. Steinberg
Howard A. Steinberg
President

RELATED INVESTMENT GROUP, LP, by Steinberg Capital Management of Nevada, Inc., its general partner

/s/ Howard A. Steinberg
Howard A. Steinberg
President

SPIRIT INVESTMENT GROUP, LP, by Steinberg Capital Management of Nevada, Inc., its general partner

/s/ Howard A. Steinberg
Howard A. Steinberg
President

CUSIP No. 058516105	13D	Page 14 of 14 Pages

Schedule A

Transactions by the Reporting Persons during the last 60 days:

Transaction Date:	No. of Shares Sold	Price per share

10/26/2019	986,747	$4.1625

Steinberg Family Limited Partnership:

Number of Shares Sold

232,693

Howard A. Steinberg and Joelle A. Steinberg Tenants by the Entirety

Number of Shares Sold

100,000

Related Investment Group, LP:

Number of Shares Sold

270,000

Philip Steinberg Marital Trust UAD 04/25/1984:

Number of Shares Sold

125,000

2008 Irrevocable Trust FBO Philip David Steinberg U/A DTD 01/23/2008:

Number of Shares Sold

5,000

Brandon M. Steinberg:

Number of Shares Sold

92,654

Spencer Steinberg:

Number of Shares Sold

11,400

Spirit Investment Group

Number of Shares Sold

150,000